UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒         Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐         No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐         No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐         No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 Publicly traded	TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 Publicly traded

MARKET COMMUNICATION

Telemar Norte Leste S.A (“TMAR” or “Company”), a subsidiary of Tele Norte Leste Participações S.A (“TNL”), hereby informs the public that, in connection with the future acquisition of the indirect share control of Brasil Telecom Participações S.A and Brasil Telecom S.A., and other actions referred to in the Fato Relevante released by the Company on April 25, 2008, the Board of Directors of TMAR, in a meeting held on November 27, 2008, authorized the Company to issue Promissory Notes, under a firm basis guarantee, in the amount of R$ 2,000,000,000.00 (two billion Reais). A single tranche of 80 Promissory Notes will be issued, each in the amount of R$ 25 million. The transaction will have a term of 360 days and a cost of CDI plus 3% per annum.

In order to execute the transaction, the Company hired Banco Bradesco BBI S.A. (leading coordinator), Banco Itaú BBA S.A. and Banco Santander S.A (coordinators) to manage the public distribution of the Notes.

Rio de Janeiro, November 27, 2008.

TELE NORTE LESTE PARTICIPAÇÕES

TELEMAR NORTE LESTE S.A.

José Luís Magalhães Salazar

Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ José Luís Magalhães Salazar
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer